Exhibit 99.2

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August 18 , 2026 EARNINGS CALL Q 2 2026

FORWARD LOOKING STATEMENT This presentation contains "forward - looking statements" relating to future events, and Evogene Ltd. ( the “ Company ” ) , may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “ forward - looking statements ” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “ PSLRA ” ) and other securities laws , as amended. Statements that are not statements of historical fact may be deemed to be forward - looking statements . Such forward - looking statements may be identified by the use of such words as “ believe ” , “ expect ” , “ anticipate ” , “ should ” , “ planned ” , “ estimated ” , “ intend ” and “ potential ” or words of similar meaning. We are using forward - looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing , product development and launches, estimated market size s and milestones , pipeline, as well as our capabilities and technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward - looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward - looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the aftermath of the recent war between Israel and each of ( i ) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any destabilizations in Israel, neighboring territories or the Middle East region, and those described in greater detail in Evogene's Annual Report on Form 20 - F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “ Risk Factors ” . Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company , nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract , commitment or relating thereto or to the securities of Evogene or the Company . The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services . 2

 EARNINGS CALL Q 2 2026 AGENDA • Opening Remarks - By Nir Nimrodi, Evogene ’ s Chairman • CEO Update – By Ofer Haviv • Financial Report Review – By Polina Ravzin • Q&A

EVOGENE PIONEERS REAL - WORLD INNOVATION Using a proprietary generative AI engine, we generate novel and highly potent small molecules, optimized across multiple - parameters, for the pharmaceutical and ag - chemical industries 4

EVOGENE TRANSFORMATION IN THE LAST 18 MONTHS

BUILDING A LEAN, AI-DRIVEN COMPANY

- **Established *ChemPass AI*™ as our core platform** – developing a first-in-class generative AI foundation model for small molecules and integrating autonomous AI Agents in partnership with Google Cloud.
- **Validated the commercial value of our technology** - secured 6 drug development agreements with leading biotechnology companies and premier academic institutions.
- **Built a lean and agile organization** - reduced headcount from 117 to 38 employees, enabling greater focus and operational efficiency.
- **Significantly reduced cash burn** - from approximately $20.5M in 2024 to an expected $8.5–9.5M in 2026, with further reductions anticipated in 2027.
- **Strengthened our financial runway** - raised approximately $11.1M in new capital to support execution of our strategic priorities.
- **Focused and monetized our portfolio** - monetized Lavie Bio (sold to ICL for ~$15.25M), licensed Biomica's Phase I asset to Lishan Pharmaceuticals, focused Casterra on Brazil's SAF market.

5 evogene

 GEN AI ENGINE Growing number of collaborations for a diverse pipeline of drug candidates Proven strategic collaborations driving our ag - chem pipeline PIONEERING IN PHARMA REVOLUTIONIZING AG OUR STORY ChemPass AI - computational engine for the generation & optimization of small molecules

 EARNINGS CALL Q 2 2026 AGENDA • Opening Remarks - By Nir Nimrodi, Evogene ’ s Chairman • CEO Update – By Ofer Haviv • Financial Report Review – By Polina Ravzin • Q&A

8 PHARMA DIVISION – DRUGS Demyelination Disorders Neutrophil - Derived Inflammatory Diseases Metabolic Disease Therapy Resistant Lung  Cancer Herbicides INTERNAL PIPELINE Wheat Blotch AG DIVISION* – AG - CHEMICALS AG DIVISION ͐ – Operations in this field are conducted through our subsidiary, AgPlenus . Cardiovascular Diseases HARNESSING THE POWER OF CHEMPASS AI FOR REAL - WORLD INNOVATION On cology Disease Undisclosed

PHARMA DIVISION

DIVERSIFIED DRUG DISCOVERY PIPELINE – (INITIATED Q4/25)

INDICATION	PROGRAM	PREPROCESSING	HIT ID	HIT-TO-LEAD	LEAD OPTIMIZATION	PRE-CLINICAL	IND	PARTNER
COLLABORATIONS								
Oncology	EVG-O311							Undisclosed
Metabolism*	EVG-M410							
Immunology	EVG-I110							systasy
Neurology	EVG-N210							UNRAVEL BIOSCIENCES
Oncology	EVG-O310							QUT Queensland University of Technology
Cardiology	EVG-C610							eleo
INTERNAL PIPELINE								
Undisclosed	EVG-R510							evogene

* Non-protein target

9 evogene

END - TO - END PROCESS – NOVEL, HIGHLY POTENT, OPTIMIZED MOLECULE HIT SCREENING WITH POINTHIT TM LEAD OPTIMIZATION WITH LEADOP GPT TM Step 1 Step 3 HIT TO LEAD WITH ACTIVESEARCH TM 5 ( 3%) 164 Step 2 38 ( 23%) In Vivo Activity 2 ( 0.5%) 11 ( 2.5%) Enzymatic Activity 440 Ordered Compounds Ordered Compounds 33 ( 54%) 61 56 ( 92%) PROPRIETARY PRODUCT CANDIDATE TARGET PROTEIN New MOA - no available crystallographic structure with limited computational data Enzymatic Activity In Vivo Activity Ordered Compounds Enzymatic Activity In Vivo Activity 10 * Performed by AgPlenus, Evogene ’ s wholly owned subsidiary EVOGENE'S SUBSIDIARY *

BOAZ MAOZ, MANAGING DIRECTOR, GOOGLE CLOUD ISRAEL AGENTS' INTEGRATION “ This expanded collaboration with Evogene demonstrates the power of integrating cutting - edge artificial intelligence into scientific research . By leveraging our technology to deploy advanced AI agents, we are enabling Evogene to automate and scale their complex discovery workflows . This foundation accelerates the speed and precision of identifying small molecules, further cementing Evogene's role as a leader in next - generation molecular design for the pharmaceutical and agricultural industries ” addressi ng product challeng es from day 0 11 TECHNOLOGICAL ACHIVMENT DURING THR FIRST HALF OF 2026 EXPANDED CHEMPASS AI TM VIRTUAL LIBRARY BY 300 % TO 110 BILLION UNIQUE, ENUMERATED, VENDOR - ACCESSIBLE COMPOUNDS E nabling AI - driven exploration of broader chemical space for novel pharmaceutical and agrochemical candidates. NOVEL AI MODEL FOR PREDICTING ANTIFUNGAL POTENCY Enables ChemPass AI for Ag to identify and prioritize antifungal molecules with a higher probability of biological success at early discovery stages.

12 PHARMA DIVISION – DRUGS EVOGENE – LOOKING FORWARD AG DIVISION* – AG - CHEMICALS AG DIVISION* – Operations in this field are conducted through our subsidiary, AgPlenus . ADDITIONAL TECH COLLABORATIONS TO MAINTAIN OUR COMPETITIVE ADVANTAGE • Progress in existing pipeline • New collaborations with biotech companies and academic institutions • Building relationships with pharmaceutical companies • Evaluation of projects for an internal pipeline • Progress in existing pipeline • New collaborations with ag - chem companies • Evaluation of projects for expanding internal pipeline

 EARNINGS CALL Q 2 2026 AGENDA • Opening Remarks - By Nir Nimrodi, Evogene ’ s Chairman • CEO Update – By Ofer Haviv • Financial Report Review – By Polina Ravzin • Q&A

˥˨ 14 EVOGENE SUBSIDIARIES ’ ACTIVITY

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION U.S. dollars in thousands | Unaudited June 30 , 2026 Dec. 31 , 2025 June 30 , 2026 Dec. 31 , 2025 ASSETS LIABILITIES AND EQUITY Current assets Cash and cash equivalents 9,316 12,956 Restricted cash 35 32 Trade receivables 384 317 Other receivables and prepaid expenses 1,026 1,565 Deferred expenses related to issuance of warrants – 551 Inventories 93 210 Total current assets 10,854 15,631 Long - term assets Long - term deposits and other receivables 531 571 Investment accounted for using the equity method – 43 Deferred expenses related to issuance of warrants – 1,165 Right - of - use assets 1,558 1,824 Property, plant and equipment, net 497 812 Total long - term assets 2,586 4,415 TOTAL ASSETS 13,440 20,046 Current liabilities Trade payables 394 639 Employees and payroll accruals 911 861 Lease liabilities 668 716 Liabilities in respect of government grants 89 56 Deferred revenues and other advances 21 17 Warrants and pre - funded warrants liability 659 706 Other payables 302 449 Total current liabilities 3,044 3,444 Long - term liabilities Lease liabilities 1,433 1,482 Liabilities in respect of government grants 3,130 3,073 Deferred revenues and other advances 65 72 Total long - term liabilities 4,628 4,627 TOTAL LIABILITIES 7,672 8,071 Shareholders' equity Ordinary shares 804 488 Share premium and other capital reserves 286,100 281,986 Accumulated deficit (290,194) (282,556) Equity attributable to equity holders of the Company (3,290) (82) Non - controlling interests 9,058 12,057 TOTAL EQUITY 5,768 11,975 TOTAL LIABILITIES AND EQUITY 13,440 20,046 Q 2 2026

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts) | Unaudited

	Six months ended June 30,		Three months ended June 30,		Year ended Dec. 31,
	2026	2025 (*)	2026	2025 (*)	2025 (*)
	Unaudited				Audited
Revenues	681	2,877	347	534	3,503
Cost of revenues:					
Inventory impairment	–	–	–	–	2,180
Other cost of revenues	336	1,653	206	136	1,914
Total Cost of Revenues	**336**	**1,653**	**206**	**136**	**4,094**
Gross profit (loss)	**345**	**1,224**	**141**	**398**	**(591)**
Operating expenses:					
Research and development, net	2,938	3,502	1,374	1,673	6,262
Sales and marketing	708	703	319	354	1,359
General and administrative	1,984	2,063	889	983	4,021
Other expenses (income)	102	(191)	122	–	(205)
Total operating expenses, net	**5,732**	**6,077**	**2,704**	**3,010**	**11,437**
Operating loss	**(5,387)**	**(4,853)**	**(2,563)**	**(2,612)**	**(12,028)**
Financing income	2,304	1,839	1,140	236	2,618
Financing expenses	(4,045)	(1,011)	(168)	(569)	(1,841)
Financing income (expenses), net	**(1,741)**	**828**	**972**	**(333)**	**777**
Share of loss from equity accounted investment	**(43)**	**(66)**	**–**	**(64)**	**(39)**
Loss before taxes on income	(7,171)	(4,091)	(1,591)	(3,009)	(11,290)
Taxes on income (tax benefit)	–	1	–	1	1
Loss from continuing operations	**(7,171)**	**(4,092)**	**(1,591)**	**(3,010)**	**(11,291)**
Income (loss) from discontinued operations, net	(492)	(3,579)	(176)	(1,671)	3,464
LOSS	**$ (7,663)**	**(7,671)**	**$ (1,767)**	**(4,681)**	**$ (7,827)**

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

Q2 2026

EARNINGS CALL Q 2 2026 AGENDA • Opening Remarks - By Nir Nimrodi, Evogene ’ s Chairman • CEO Update – By Ofer Haviv • Financial Report Review – By Polina Ravzin • Q&A

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